Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273752

PROSPECTUS SUPPLEMENT NO. 15
(to prospectus dated September 12, 2023)

NAUTICUS ROBOTICS, INC.
Up to 1,890,066 Shares of Common Stock
___________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 12, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale or other disposition from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of up to an aggregate 1,890,066 shares (“Resale Shares”) of common stock, par value $0.0001 per share (“Common Stock”), of Nauticus Robotics, Inc., a Delaware corporation (the “Company” and, together with the Selling Securityholders, the “RRA Parties”). The Resale Shares were issued to the Selling Securityholders pursuant to and in consideration of the RRA Parties’ agreements set forth in the RRA Amendment (as defined in the Prospectus), including with respect to and in full satisfaction of certain liquidated damages provided for under the RRA (as defined in the Prospectus).

We will bear all costs, expenses and fees in connection with the registration of the Resale Shares and will not receive any proceeds from the sale of the Resale Shares. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales (if any) of the Resale Shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “KITT.” The closing price of our Common Stock on May 8, 2024 was $0.162 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 1, 2024
NAUTICUS ROBOTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40611	87-1699753
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
17146 Feathercraft Lane, Suite 450, Webster, TX 77598
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (281) 942-9069
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KITT	The Nasdaq Stock Market LLC
Warrants	KITTW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 1, 2024, Nauticus Robotics, Inc. (the "Company") entered into an amendment (the "Amendment") to the Senior Secured Term Loan Agreement (the "Term Loan Agreement") dated January 30, 2024 between the Company, ATW Special Situations Management LLC ("ATW Management"), as collateral agent, and the lenders party thereto. Pursuant to the Amendment, ATW Special Situation III LLC, one of the lenders under the Term Loan Agreement, will loan an additional $1,000,000 (the "Incremental Loan") to the Company, as previously described in the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on February 5, 2024. The Incremental Loan will have the same terms as the "ATW Extended Maturity Term Loan" under the Term Loan Agreement and will mature on the 30th anniversary of the date of the Term Loan Agreement or such earlier date as is required or permitted to be repaid under the Term Loan Agreement.

The foregoing description of the transaction described in this Item 2.03 does not purport to be completed and is qualified in its entirety by reference to the complete text of the Amendment, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit	Description
10.1	First Amendment to Senior Secured Term Loan Agreement dated May 1, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2024	Nauticus Robotics, Inc.

	By:	/s/ Nicholas J. Bigney
		Name:	Nicholas J. Bigney
		Title:	General Counsel

Exhibit 10.1
FIRST AMENDMENT TO SENIOR SECURED TERM LOAN AGREEMENT
THIS FIRST AMENDMENT TO SENIOR SECURED TERM LOAN AGREEMENT (this “Agreement”) is entered into as of May 1, 2024, among NAUTICUS ROBOTICS, INC. (f/k/a Cleantech Acquisition Corp.), a Delaware corporation (the “Company”), the undersigned guarantors (the “Guarantors” and together with the Company, collectively, the “Group Members” and each a “Group Member”), ATW SPECIAL SITUATION III LLC, a Delaware limited liability company (“ATW III”), in its capacity as the Required Lender under the Term Loan Agreement (as defined below) (in such capacity, the “Required Lender”), and ATW SPECIAL SITUATIONS I LLC, a Delaware limited liability company (“ATW I”), in its capacity as an assignee of the rights of ATW III, under Section 2(d) of the Term Loan Agreement in accordance with Section 25(l) of the Term Loan Agreement (in such capacity, the “Incremental Lender”).
WHEREAS, the Company, the lenders from time to time party thereto (collectively, the “Lenders”) and Collateral Agent are party to that certain Senior Secured Term Loan Agreement, dated as of January 30, 2024 (as amended, restated, supplemented or otherwise modified from time to time prior to the effectiveness hereof, the “Term Loan Agreement”);
WHEREAS, the Company has requested that the Term Loan Agreement be amended subject to the terms and conditions set forth in the Term Loan Agreement and herein;
WHEREAS, Section 2(d) of the Term Loan Agreement gives Incremental Lender the option to lend, and obligates the Company to borrow, Incremental Loans pursuant to the terms and conditions of such Section;
WHEREAS, Incremental Lender desires to exercise its option to make an Incremental Loan in the aggregate principal amount of $1,000,000 (the “April 2024 Incremental Loan”), subject to the terms and conditions set forth in the Term Loan Agreement and herein;
WHEREAS, (a) the Company and the Required Lender have agreed to amend the Term Loan Agreement, and (b) Incremental Lender has agreed to make, and the Company is obligated to borrow, the April 2024 Incremental Loan, in each case, subject to the terms and conditions set forth herein.
NOW THEREFORE, in consideration of the premises and mutual agreements set forth in the Term Loan Agreement and this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.    Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Term Loan Agreement.
2.    Amendments to Term Loan Agreement. Upon the Effective Date (as defined below), the Term Loan Agreement is hereby amended as follows:

(a)    The following definition contained in Section 1 of the Term Loan Agreement is hereby amended and restated in its entirety as follow:
“ATW Extended Maturity Term Loan” means, individually and collectively, as the context may require, the Loans to the Company in the amount equal to such Lender’s ATW Extended Maturity Term Loan Commitment Amount.
3.    April 2024 Incremental Loan. Upon the effectiveness of this Agreement, the Incremental Lender shall make the April 2024 Incremental Loan to the Company in the amount equal to $1,000,000 pursuant to written direction received from the Company. The April 2024 Incremental Loan shall be made on the same terms as the ATW Extended Maturity Term Loan funded on the Closing Date and be deemed to be a Loan for all purposes under the Term Loan Agreement. After giving effect to the making of the April 2024 Incremental Loan, the Term Loan Commitment Amount, Term Loan Commitment Percentage, ATW Extended Term Loan Commitment Amount, ATW Extended Maturity Term Loan Commitment Percentage and Incremental Loan Commitment Amount of each Lender are as set forth on Schedule I to this Agreement.
4.    Conditions to Effectiveness of Agreement. This Agreement shall become effective as of the date (the “Effective Date”) when the conditions set forth in this Section 4 shall have been satisfied:
(a)    Each of the Required Lender and the Incremental Lender shall have received the following in form and substance satisfactory to the Required Lender and the Incremental Lender:
(i)    a fully executed copy of this Agreement executed by the Company, the Required Lender and the Incremental Lender;
(ii)    the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer of the Company;
(iii)    evidence that Company has obtained all consents and approvals so that the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents will not contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under any lease, charter, regulations or by-laws, shareholders agreement or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected;
(iv)    such other documents and instruments with respect to the transactions contemplated hereby as the Required Lender or the Incremental Lender may request; and

(b)    The representations and warranties in the Term Loan Agreement, the other Transaction Documents and Section 5 hereof shall be true and correct as of the Effective Date;
(c)    No Default or Event of Default shall exist or could result from the transactions contemplated by this Agreement; and
(d)    The Company shall have paid or reimbursed each of the Required Lender and the Incremental Lender for all of its reasonable and documented out-of-pocket costs and expenses, including attorneys’ fees and expenses, in connection with the preparation, negotiation and execution of this Agreement and the documents provided for herein or related to the Term Loan Agreement or hereto.
5.    Representations and Warranties. In order to induce the Required Lender and the Incremental Lender to enter into this Agreement, the Company hereby represents and warrants to Required Lender and the Incremental Lender, as of the Effective Date:
(a)    The execution, delivery and performance of this Agreement has been duly authorized by all requisite organization action on the part of the Company and that this Agreement has been duly executed and delivered by the Company;
(b)    Since the Closing Date and immediately after giving effect to this Agreement, no Default or Event of Default has occurred and is continuing or would result immediately from the transactions contemplated by this Agreement;
(c)    The representations and warranties contained in the Term Loan Agreement, the Pledge and Security Agreement, the Intercreditor Agreement, the 2023 Term Loan Intercreditor Agreement and the other Transaction Documents are true and correct in all material respects (without duplication of any materiality qualifier);
(d)    This Agreement, the Term Loan Agreement, the Pledge and Security Agreement, the Intercreditor Agreement, the 2023 Term Loan Intercreditor Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding obligations of the Company and are enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity; and
(e)    All material non-public information regarding the Company that has been disclosed to the Collateral Agent or any Lender on or prior to the date hereof, has been disclosed in the 8-K Filing (as defined below) to be made by the Company within the time required by applicable securities laws and Section 7 below.
6.    Minimum Return Fee. The Company agrees to pay, in addition to each other fee set forth in the Loan Agreement, a Minimum Return Fee in accordance with Section 8 of the Loan Agreement and Annex C attached thereto. Such Minimum Return Fee is fully earned on the date hereof and shall be due and payable in full with respect to the April 2024

Incremental Loan on the earlier of (i) the ATW Extended Maturity Term Loan Maturity Date and (ii) the date upon which all Obligations under the Term Loan Agreement are paid in full.
7.    No Material Information. The Company shall file a Current Report on Form 8-K describing the terms of the transactions contemplated by this Agreement in the form required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and attaching this Agreement as an exhibit to such filing within the time required by the Exchange Act. On or before May 1, 2024, the Company shall file a Current Report on Form 8-K in the form required by the Exchange Act (the “8-K Filing”), and disclosing all material, non-public information delivered to the Required Lender and the Incremental Lender by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. From and after the filing of the 8-K Filing with the Securities and Exchange Commission, the Required Lender and the Incremental Lender shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 8-K Filing. In addition, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents on the one hand, the Required Lender, the Incremental Lender and/or any of their affiliates on the other hand, will terminate as of the date of filing of the 8-K Filing and is of no further force or effect. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, affiliates, employees and agents, not to, provide the Required Lender and the Incremental Lender with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date of the 8-K Filing without the express prior written consent of the Required Lender and the Incremental Lender. The Company understands and confirms that the Required Lender and the Incremental Lender will rely on the foregoing representations in effecting transactions in securities of the Company.
8.    Acknowledgment and Reaffirmation of Transaction Documents The Company hereby ratifies, affirms, acknowledges and agrees that the Term Loan Agreement, the Pledge and Security Agreement, the Intercreditor Agreement and the other Transaction Documents to which it is a party represent the valid and enforceable obligations of the Company, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity. The Company hereby agrees that this Agreement in no way acts as a release or relinquishment of the Liens and rights securing payment of the Secured Obligations (as defined in the Pledge and Security Agreement). The Liens and rights securing payment of the Secured Obligations (as defined in the Pledge and Security Agreement) are hereby ratified and confirmed by the Company in all respects. This Agreement, subject to satisfaction (or waiver in writing by each of the Required Lender and the Incremental Lender) of the conditions provided in Section 3 above, shall constitute an amendment to the Term Loan Agreement as appropriate to give effect to the agreements contained herein. In all other respects, the Term Loan Agreement shall remain unchanged and in full force and effect in accordance with their original terms. The terms and provisions set forth in this Agreement shall modify and supersede all inconsistent terms and provisions of the Term Loan Agreement and, except as expressly modified or waived by this Agreement, shall not be deemed to be a consent to the modification or waiver of any other term or condition of the Term Loan Agreement. Except as expressly modified and superseded by this Agreement, the terms and provisions of the Term Loan Agreement are ratified and confirmed and shall continue in full force and effect.
9.    Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
10.    Counterparts. This Agreement may be executed in any number of counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.
11.    Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

12.    Guarantor Acknowledgment. With respect to the modifications to the Term Loan Agreement effected by this Agreement, each Guarantor hereby acknowledges and agrees to this Agreement and confirms and agrees that the Subsidiary Guarantee (as modified and supplemented prior to the date hereof and in connection with this Agreement) is and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects except that, upon the effectiveness of, and on and after the date of this Agreement, each reference in the Subsidiary Guarantee to the Term Loan Agreement, “thereunder”, “thereof” or words of like import referring to the Term Loan Agreement, shall mean and be a reference to the Term Loan Agreement as amended or modified prior to the date hereof and by this Agreement. Although the Required Lender and the Incremental Lender have informed the Guarantors of the matters set forth above, and each Guarantor has acknowledged the same, each Guarantor understands and agrees that neither the Required Lender nor the Incremental Lender has any duty under the Term Loan Agreement, the Subsidiary Guarantee or any other agreement with any Guarantor to so notify any Guarantor or to seek such an acknowledgement, and nothing contained herein is intended to or shall create such a duty as to any transaction hereafter.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

COMPANY: NAUTICUS ROBOTICS, INC. (F/K/A CLEANTECH ACQUISITION CORP.) By:/s/ John W. Gibson, Jr. Name: John W. Gibson, Jr. Title: President & CEO

GUARANTORS:

NAUTICUS ROBOTICS HOLDINGS, INC.
(F/K/A NAUTICUS ROBOTICS, INC.)

By:/s/ John W. Gibson, Jr.
Name: John W. Gibson, Jr.
Title: President & CEO

NAUTIWORKS LLC

By:/s/ John W. Gibson, Jr.
Name: John W. Gibson, Jr.
Title: President & CEO

NAUTICUS ROBOTICS FLEET LLC

By:/s/ John W. Gibson, Jr.
Name: John W. Gibson, Jr.
Title: President & CEO

NAUTICUS ROBOTICS USA LLC

By:/s/ John W. Gibson, Jr.
Name: John W. Gibson, Jr.
Title: President & CEO

REQUIRED LENDER: ATW SPECIAL SITUATIONS III LLC

By: /s/ Antonio Ruiz-Gimenez
 Name: Antonio Ruiz-Gimenez
       Title: Authorized Signatory

Notice Information:

17 State Street, Suite 2130,
New York, N.Y. 10004
Attention: Alex LaViolette, Isaac Barber,
Antonio Ruiz-Gimenez
Email: *********

INCREMENTAL LENDER: ATW SPECIAL SITUATIONS I LLC

By: /s/ Antonio Ruiz-Gimenez
 Name: Antonio Ruiz-Gimenez
       Title: Authorized Signatory

Notice Information:

17 State Street, Suite 2100,
New York, N.Y. 10004
Attention: Alex LaViolette, Isaac Barber,
Antonio Ruiz-Gimenez
Email: *******

SCHEDULE I
COMMITMENT PERCENTAGES AND AMOUNTS

Lender	Term Loan Commitment Percentage	Term Loan Commitment Amount	ATW Extended Maturity Term Loan Commitment Percentage	ATW Extended Maturity Term Loan Commitment Amount	Incremental Loan Commitment Amount
ATW SPECIAL SITUATIONS III LLC	0%	$0	50%	$1,000,000	$3,666,666
ATW SPECIAL SITUATIONS II LLC	14.76%	$1,262,426	0%	$0	$0
ATW SPECIAL SITUATIONS I LLC	3.38%	$289,429	50%	$1,000,000	$1,000,000
MATERIAL IMPACT FUND II, L.P.	23.39%	$2,000,000	0%	$0	$0
VHG INVESTMENTS LLC	58.47%	$5,000,000	0%	$0	$1,333,334